Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

Three and six months ended December 31, 2023 and 2022

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at December 31, 2023 and June 30, 2023

(Expressed in thousands of Canadian Dollars – unaudited)

	December 31,	June 30,
	2023	2023
ASSETS
Current assets
Cash	$15,831	$59,612
Receivables	346	468
Prepaid expenses	699	1,969
	16,876	62,049
Non-current assets
Reclamation deposit	83	83
Exploration and evaluation assets (Note 5)	134,168	99,952
Intangible asset (Note 6)	1,389	1,432
Right of use asset	966	1,233
Property, plant and equipment (Note 4)	3,366	2,765
Advances and deposits	177	2,669
Investment in Aqualung Carbon Capture SA (Note 3)	3,312	3,314
	143,461	111,448
TOTAL ASSETS	$160,337	$173,497
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$10,827	$12,737
Lease liability – short-term	381	512
	11,208	13,249
Non-current liabilities
Lease liability – long-term	608	739
Decommissioning provision	132	133
	740	872
TOTAL LIABILITIES	11,948	14,121
EQUITY
Share capital (Note 8)	275,960	272,419
Reserves	42,120	35,888
Deficit	(168,639)	(148,707)
Accumulated other comprehensive loss	(1,052)	(224)
TOTAL EQUITY	148,389	159,376
TOTAL LIABILITIES AND EQUITY	$160,337	$173,497

Commitments (Notes 5) and Contingencies (Note 11)

Approved by the Board of Directors and authorized for issue on February 6, 2024.

“Robert Cross”	“Claudia D’Orazio”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Three and six months ended December 31, 2023 and 2022

(Expressed in thousands of Canadian Dollars, except share and per share amounts - unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2023	2022	2023	2022
Expenses
Share-based payments	$3,617	$301	$6,357	$1,092
Demonstration plant operations (Note 7)	1,819	3,099	5,202	5,975
Office and administration	1,073	700	2,158	1,639
Consulting fees	762	1,068	1,913	1,569
Management fees (Note 9)	733	510	1,326	1,024
Salaries and benefits	666	-	1,154	—
Professional fees	599	146	1,079	1,386
Travel	293	113	417	160
Amortisation of property, plant and equipment (Note 4)	235	4	434	206
Patent	221	224	425	468
Amortisation of office leases	134	46	268	92
Filing and transfer agent	107	50	248	198
Advertising and investor relations	98	86	172	154
Project investigation	68	193	143	1,138
Foreign exchange (gain)/loss	45	1,266	(560)	(5,229)
Amortisation of intangible assets (Note 5)	21	21	43	69
Loss from operations	(10,491)	(7,827)	(20,779)	(9,941)

Interest and other income	315	953	893	1,512
Interest and accretion expense	(21)	(6)	(45)	(10)

Net loss for the period	(10,197)	(6,880)	(19,931)	(8,439)

Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	(3,644)	(1,150)	(828)	2,467
Total comprehensive income (loss)	(13,841)	(8,030)	(20,759)	(5,972)

Weighted average number of common shares outstanding – basic and diluted	173,110,082	166,552,197	171,821,533	166,457,676
Basic and diluted loss per share	$(0.06)	$(0.04)	$(0.12)	$(0.05)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Six months ended December 31, 2023 and 2022

(Expressed in thousands of Canadian Dollars, except share amounts - unaudited)

					Accumulated
	Number				other
	of	Share			comprehensive
	shares	capital	Reserves	Deficit	income	Total equity
Balance, June 30, 2022	166,402,197	$262,047	$21,945	$(106,718)	$(746)	$176,528
Share-based payment	—	—	1,092	—	—	1,092
Stock options exercised	150,000	212	(100)	—	—	112
Net loss for the period	—	—	—	(8,439)	—	(8,439)
Currency translation differences for foreign operations	—	—	—	—	2,467	2,467
Balance, December 31, 2022	166,552,197	$262,259	$22,937	$(115,157)	$1,721	$171,760

Balance, June 30, 2023	172,752,197	$272,419	$35,888	$(148,707)	$(224)	$159,376
Share-based payment	—	—	6,357	—	—	6,357
Shares issues under At-The-Market offering (Note 8)	1,426,359	4,177	—	—	—	4,177
Share issuance costs	—	(902)	—	—	—	(902)
Stock options exercised	100,000	266	(126)	—	—	140
Net loss for the period	—	—	—	(19,931)	—	(19,931)
Currency translation differences for foreign operations	—	—	—	—	(828)	(828)
Balance, December 31, 2023	174,278,556	$275,960	$42,119	$(168,638)	$(1,052)	$148,389

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Six months ended December 31, 2023 and 2022

(Expressed in thousands of Canadian Dollars - unaudited)

	Six months ended
	December 31,	December 31,
	2023	2022
Operating activities
Net loss	$(19,931)	$(8,439)
Add items not affecting cash
Share-based payments	6,357	1,092
Foreign exchange	(683)	(3,920)
Amortisation	477	274
Amortisation – office leases	268	92
Interest expense	45	10
Net changes in non-cash working capital items to operations:
Receivables	122	85
Prepaid expenses	1,271	594
Advances	2,492	—
Accounts payable and accrued liabilities	(4,569)	(1,661)
Net cash used in operating activities	(14,151)	(11,873)

Investing activities
Exploration and evaluation assets	(32,388)	(13,356)
Purchase of land for future South West Arkansas Project plant	(939)	—
Aqualung Carbon Capture pilot plant development	(109)	—
Purchase of property, plant and equipment	(22)	—
Net cash used in investing activities	(33,458)	(13,356)

Financing activities
Proceeds from issuance of at the market (“ATM”) shares	4,177	—
Exercise of options	140	113
Lease payments	(311)	(97)
Share issuance costs	(902)	—
Net cash from financing activities	3,104	16

Effect of exchange rates on cash	724	3,517

Net change in cash	(43,781)	(21,696)
Cash, beginning of period	59,612	129,065
Cash, end of period	$15,831	$107,369

Non-cash investing activities:
Change in current liabilities relating to Exploration and evaluation assets	4,278	756

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

1.	Nature of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp.  On April 7, 1999, the Company changed its name to Patriot Capital Corp. and then to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016, the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are exploration for and development of lithium brine properties primarily in the Smackover formation in the states of Arkansas and Texas of the United States of America (“USA”).

The address of the Company’s corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

2.Basis of Presentation

a)Statement of compliance

The annual consolidated financial statements of the Company, including comparatives, have been prepared in accordance with IFRS Accounting Standards (as issued by the International Accounting Standards Board) applicable to preparation of interim financial statements under IAS 34, Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all of the information required of a complete set of consolidated financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and the performance of the Company since the end of its last annual reporting period.  It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the annual consolidated financial statements of the Company for the year ended June 30, 2023.

b)Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries which the Company controls 100% of.

3.Investment in Aqualung Carbon Capture SA

Changes in the Company’s Investment in Aqualung during the period ended December 31, 2023 and year ended June 30, 2023 are summarized as follows:

Balance, June 30, 2022	$3,221
Effect of change in fair value	93
Balance, June 30, 2023	3,314
Effect of change in fair value	(2)
Balance, December 31, 2023	$3,312

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

4.Property, Plant and Equipment

					Land for
					future
					South
			Demonstration	Aqualung	West
			plant (formerly	Carbon	Arkansas
	Leasehold	Furniture	Pilot plant)	Capture	Project
Cost	improvements	and fixtures	(Note 7)	pilot plant	plant	Total
	$	$	$	$	$	$
June 30, 2022	—	—	26,649	—	—	26,649
Additions	187	12	—	1,778	—	1,977
June 30, 2023	187	12	26,649	1,778	—	28,626
Additions	—	22	—	68	939	1,029
Effect of foreign exchange translation	—	—	(1)	(3)	—	(4)
December 31, 2023	187	34	26,648	1,843	939	29,651

Accumulated amortisation
June 30, 2022	—	—	(25,664)	—	—	(25,664)
Amortisation	(6)	(1)	(207)	—	—	(214)
Effect of foreign exchange translation	—	—	17	—	—	17
June 30, 2023	(6)	(1)	(25,854)	—	—	(25,861)
Amortisation	(25)	(2)	—	(407)	—	(434)
Effect of foreign exchange translation	—	—	1	9	—	10
December 31, 2023	(31)	(3)	(25,853)	(398)	—	(26,285)

Net book value
June 30, 2022	—	—	985	—	—	985
June 30, 2023	181	11	795	1,778	—	2,765
December 31, 2023	156	31	795	1,445	939	3,366

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

5.Exploration and Evaluation Assets

			Commercial
		South West	Plant
	California	Arkansas	Evaluation	Texas
	Property	Project(1)	(Lanxess 1A)	Properties	Total
	$	$	$	$	$
Acquisition:
Balance, June 30, 2022	18,460	14,230	—	—	32,690
Option payments	2,352	1,378	—	885	4,615
Lanxess brine supply costs	—	(7,953)	7,953	—	—
Effect of foreign exchange translation	527	406	—	—	933
Balance, June 30, 2023	21,339	8,061	7,953	885	38,238
Option payments	128	1,373	—	1,294	2,795
Effect of foreign exchange translation	(11)	(3)	(3)	(18)	(35)
Balance, December 31, 2023	21,456	9,431	7,950	2,161	40,998
Exploration and Evaluation:
Balance, June 30, 2022	4,333	4,105	4,533	—	12,971
Exploration costs	9	17,429	—	18,175	35,613
Lanxess 1A evaluation costs	—	—	12,740	—	12,740
Effect of foreign exchange translation	124	136	130	—	390
Balance, June 30, 2023	4,466	21,670	17,403	18,175	61,714
Exploration costs	5	5,652	—	16,158	21,815
Lanxess 1A evaluation costs	—	—	10,120	—	10,120
Effect of foreign exchange translation	(2)	(78)	(110)	(289)	(479)
Balance, December 31, 2023	4,469	27,244	27,413	34,044	93,170

Balance, June 30, 2023	25,805	29,731	25,356	19,060	99,952
Balance, December 31, 2023	25,925	36,675	35,363	36,205	134,168

(1)

On October 31, 2023, the Company exercised its option agreement with TETRA Technologies, Inc. to acquire brine productions rights for the South West Arkansas Project. The Company did not incur any costs associated with the exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

6.Intangible Asset

The carrying value of the intangible assets acquired is as follows:

	IP Assets	Patents	Total
Balance, June 30, 2022	$1,501	$—	$1,501
Additions	—	41	41
Amortisation	(110)	—	(110)
Balance, June 30, 2023	1,391	41	1,432
Amortisation	(41)	(2)	(43)
Balance, December 31, 2023	$1,350	$39	$1,389

7.	Demonstration Plant Operations (formerly Pilot Plant)

As at December 31, 2023, and 2022, demonstration plant costs are comprised of the following:

	Three months ended		Six months ended
	December 31,		December 31,
	2023	2022	2023	2022
Internet	$2	$3	$5	$5
Personnel	1,436	1,733	2,626	3,042
Reagents	(63)	149	566	584
Repairs and maintenance	9	2	347	9
Supplies	103	931	488	1,682
Testwork	264	238	1,049	561
Office trailer rental	34	7	49	20
Utilities	28	36	52	72
Vehicle	4	—	13	—
Waste disposal & recycling	2	—	7	—
Total pilot plant operations costs	1,819	3,099	5,202	5,975

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

8.	Share Capital

a)Authorized capital

The Company is authorised to issue an unlimited number of common voting shares without nominal or par value.

During the six months ended December 31, 2023, the Company issued a total of 100,000 common shares for the exercise of stock options. The Company received proceeds of $140 and reclassified $126 from reserve to share capital upon exercise.

During the six months ended December 31, 2022, the Company issued a total of 150,000 common shares for the exercise of stock options. The Company received proceeds of $112 and reclassified $100 from reserve to share capital upon exercise.

During the six months ended December 31, 2023, the Company issued 1,426,359 common shares for proceeds of $4,177 net of transaction costs of $902 under the Company’s ATM offering (December 31, 2022 $Nil).

b)Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

The weighted average fair value at grant date of options granted during the six months ended December 31, 2023 was $2.61 per option (June 30, 2023: $3.45). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	YTD2024	FY2023
Expected stock price volatility	77%	84%
Risk-free interest rate	4.4%	3.16%
Dividend yield	—	—
Expected life of options	5 years	5 years
Stock price on date of grant	$4.00	$5.09
Forfeiture rate	—	—

Stock option transactions are summarized as follows:

	Number of	Weighted average
	options	exercise price
Balance at June 30, 2022	10,170,000	$2.11
Options exercised	(5,950,000)	0.91
Options granted	3,950,000	5.09
Balance at June 30, 2023	8,170,000	$4.43
Options exercised	(100,000)	1.40
Options granted	1,750,000	4.00
Balance at December 31, 2023	9,820,000	$4.38

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

8.	Share Capital - continued

b)Options - continued

The following table summarizes stock options outstanding and exercisable at December 31, 2023:

	Options Outstanding				Options Exercisable
		Weighted		Weighted		Weighted
		Average		Average		Average
Exercise	Number	Remaining		Exercise		Exercise
Price	of	Contractual Life		Price	Number	Price
$	Shares	(years)		$	Exercisable	$
1.40	1,350,000	—	(1)	1.40	1,350,000	1.40
3.43	400,000	0.28		3.43	400,000	3.43
7.55	500,000	1.12		7.55	500,000	7.55
3.39	1,200,000	2.05		3.39	1,200,000	3.39
6.08	200,000	2.55		6.08	200,000	6.08
6.31	200,000	3.18		6.31	200,000	6.31
8.25	170,000	3.21		8.25	170,000	8.25
9.40	100,000	3.28		9.40	100,000	9.40
5.08	3,750,000	4.28		5.08	3,750,000	5.08
5.23	200,000	4.39		5.23	200,000	5.23
4.00	1,750,000	4.73		4.00	—	—
	9,820,000	3.09		4.38	8,070,000	4.44

(1)	Options expired on September 4, 2023, however, due to black-out of insider share transactions, these options will remain eligible for exercise for a period of 10 business days subsequent to the lifting of the black-out.

c) Long-term Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers and employees are awarded restricted share units (“RSUs”) and performance share units (“PSUs”). The RSUs and PSUs that are subject to the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units (“DSUs”). DSUs may be redeemed upon retirement or termination from the Company. The plan is a fixed plan pursuant to which the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares when combined with the aggregate number of Options, RSUs, PSUs and DSUs. As of December 31, 2023, the Company has granted 1,991,004 DSUs to the Board of Directors and Management which vest on April 11, 2024. The Company has recorded $4,929 in share-based payment expense related to this grant during the six-month period ended December 31, 2023.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

9.Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	December 31,	December 31,
	2023	2022
Management and director fees	$1,314	$1,024
Benefits	12	—
Share-based payments	4,929	—
	$6,255	$1,024

As at December 31, 2023, there is $149 (June 30, 2023: $1,373) in accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

On June 17, 2022, the Company entered into a Master Services Agreement (“the MSA”) with Telescope Innovations Corp. (“Telescope”). Robert Mintak, CEO of the Company and Dr. Andy Robinson, President and COO of the Company are directors of Telescope Innovations Corp. Under the MSA, Telescope provided various research and development (“R&D”) services for the purpose of developing new technologies. The Company funded an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope as required. The Company incurred $760 (June 30, 2023:  $764) of costs related to this agreement during the six months ended December 31, 2023.

As at December 31, 2023, there is $80 (June 30, 2023:  $115) in accounts payable and accrued liabilities owing to Telescope. Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

On November 7, 2023, the Company adopted an Executive Officer Incentive Compensation Clawback Policy to comply with new rules of the New York Stock Exchange American set forth in Listed Company Manual Section 811 – Erroneously Awarded Compensation and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

10.Financial Instruments and Financial Risk Management

The Company’s financial assets and liabilities consist of cash, receivables, long-term investments, accounts payable and accrued liabilities. A fair value hierarchy is used to determine the financial instruments’ fair value that are recorded on the consolidated statements of financial position.

The fair value hierarchy has three levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the period ended December 31, 2023 and the year ended June 30, 2023.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

December 31, 2023	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,312	$3,312

June 30, 2023	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,314	$3,314

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●	maintaining sound financial condition;
●	financing operations; and
●	ensuring liquidity to all operations.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

10.	Financial Instruments and Financial Risk Management - continued

In order to satisfy these objectives, the Company has adopted the following policies:

(i)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of our cash. The Company maintains substantially all of its cash with two major financial institutions. The majority of cash held with these institutions exceed the amount of insurance provided on such deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At December 31, 2023, the Company has working capital of $5,668 (June 30, 2023: working capital balance of $48,800). The Company is actively engaged in raising additional capital to fund its capital projects and meet financial obligations.

(iii)	Foreign exchange risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	December 31, 2023	June 30, 2023
	$	$
Cash	5,434	42,745
Accounts payable	(2,271)	(5,926)

At December 31, 2023, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.325. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $316 (June 30, 2023: $3,682) in the Company’s comprehensive loss for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

11.	Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at December 31, 2023, the Company has not recorded any provision associated with this matter, as the outcome is undeterminable at this time.

12.	Subsequent Event

Subsequent to December 31, 2023, the Company issued 3,218,200 common shares for proceeds of $7,157 net of transaction costs of $296 under the Company’s ATM offering.